May 20, 2016

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission
Office of Natural Resources, Division of Corporate Finance

Washington, D.C. 20549

Re:

Rockdale Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2014

Filed May 26, 2015

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Filed November 23, 2015

(File No. 000-52690)

Dear Mr. Schwall:

Rockdale Resources Corporation (the “Company”, “we” or “our”) takes its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings very seriously. The Company appreciates the SEC Staff comments on the above captioned filings from December 18, 2015, and February 18, 2016, and telephone discussions from March 16, 2016.

Status of Form 10-Q for the fiscal quarter ended September 30, 2015:

We are pleased to advise that we have recently filed our amended Form 10-Q.

Status of Form 8-K of September 28, 2015:

This filing will be completed shortly. However, we respectively request an extension to your deadline of June 1, 2016.

We have been delayed in completing the final response to the SEC comments for a number of compounding reasons.

Initially, the delay related to the timing of the December 18, 2015 letter. It was received during the Christmas period when many of our operations, accounting, compliance and legal support were out of the office.

Recently the delay has been related to the work we are doing concurrently to complete the Form 10-K for the Fiscal Year ended December 31, 2015. We have been working closely with our SEC Auditors and SEC Legal Counsel to ensure that our 2015 10-K filing is as detailed as possible. Until this Form 10-K is completed, our auditors of record, Malone and Bailey, cannot turn their efforts towards the Form 8-K. Further, we have recently retained a new SEC qualified engineer to provide an updated reserve report for the 2015 reporting period. This engineer is conducting a thorough review of prior reserve reports and corresponding data. Through this process, we can confirm that information provided to the shareholders and general public has been accurate and credible. However, this process is very time consuming and has in turn delayed the Form 10-K filing. Our auditors of record believe we should be able to file our 10-K by May 27th, 2016.

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466

Once the Form 10-K is filed we can turn our focus back to the Form 8-K. We have estimates from our auditor of record that their review for the 8-K will take approximately 4-6 weeks to complete.

It is our hope to conclude this matter as soon as possible and to have all pending items with the SEC resolved. We understand that a significant period of time has lapsed, but would like to assure you that we are working on getting closure in this matter.

As we are sure you can appreciate, this audit process has significantly increased the scope of work for the Company and we have needed to include all departments as well as third party consultants as part of the process.

We confirm that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Yours Truly,

ROCKDALE RESOURCES CORPORATION

By:	/s/ Zel C. Khan

Zel C. Khan
President
Chief Executive Officer

710 N. Post Oak Rd., Suite 512, Houston, TX 77024 / PH (832) 941-0011 / FAX (512) 697-8466